

September 23, 2016

Mail Stop 4720

<u>Via E-mail</u>
Curtis L. Buser
Chief Financial Officer
The Carlyle Group L.P.
1001 Pennsylvania Avenue, NW
Washington, D.C. 20004-2505

  Re: The Carlyle Group L.P.
    Form 10-K for the Fiscal Year Ended December 31, 2015
    Filed February 24, 2016
    File No. 001-35538

Dear Mr. Buser:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 83

Performance Fee Related Compensation Expense, page 104

1. We note that your Legacy Energy funds within the Real Assets segment had carry reversals during the year without a corresponding reversal of performance fee related compensation expense. We also note from your policy disclosure on page 190 (performance fee related compensation) that upon any reversal of performance fee revenue, the related compensation expense is also reversed. Please address the following:

  • Explain to us why there is a reversal of performance fee revenues; however, there is no reversal of the related compensation expense for these particular funds.

- Tell us if the performance fee compensation paid by these particular funds is subject to the contractual giveback obligation.

- Tell us if there could potentially be reversals of performance fee compensation expense in future periods for these particular funds in the event that they do not perform well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Klein at (202) 551-3847 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services